20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

July 11, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: John Reynolds

Re:	20/20 GeneSystems, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed June 22, 2018

File No. 024-10816

Dear Mr. Reynolds:

We hereby submit the responses of 20/20 GeneSystems, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 2, 2018, providing the Staff’s comments with respect to Amendment No. 1 to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Prospectus cover page

1.	Please disclose the termination date of the offering. See Item 1(e) of Part II.

Response: Please note that the fourth paragraph of the prospectus cover included the following disclosure regarding the termination date: “The offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after this offering has been qualified by the U.S. Securities and Exchange Commission, or the SEC, or (3) the date on which this offering is earlier terminated by us in our sole discretion.” We have revised the Offering Statement to include this language in a separate paragraph.

2.	We note the statement on page 22 that investors will be charged a non-refundable transaction fee equal to 2%. Please advise us if this fee will be in addition to any brokerage or similar fees to be incurred by investors. If so, please revise here and risk factors to clarify the extent to which investors will be charged an extra 2% for purchasing your securities.

Response: The 2% transaction fee functions as a brokerage fee and is charged to all investors investing in the offering. There are no additional brokerage or similar fees incurred by investors.

Summary, page 1

3.	We note the waiver of the right to a jury trial provision contained in Section 7 of your Subscription Agreement. Please revise your offering circular to provide risk factor disclosure which discusses the effects of such a provision on your investors.

Response: We have revised the Offering Statement to include a risk factor that discusses the effects of the right to a jury trial provision and the exclusive forum provision contained in Section 7 of the Subscription Agreement.

U.S. Securities and Exchange Commission

July 11, 2018

4.	Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Response: The waiver of the right to a jury trial applies to claims made under the federal securities laws, which is disclosed in the risk factor referenced in Response 3 above.

5.	We also note the provision contained in Section 7 of your Subscription Agreement that establishes Delaware as the exclusive forum for state and federal claims relating to the agreement. Please revise your offering circular to provide risk factor disclosure which discusses the effects of such a provision on your investors. Please also clarify whether the exclusive forum applies to claims made under the federal securities laws.

Response: We have revised the Offering Statement to include a risk factor that discusses the effects of the right to a jury trial provision and the exclusive forum provision contained in Section 7 of the Subscription Agreement. The exclusive forum provision applies to claims made under the federal securities laws, which is disclosed in the risk factor referenced above.

6.	Please disclose the terms from Section 1 of the Subscription Agreement, including the minimum subscription amounts and irrevocability. Please also revise risk factors and where appropriate to address the information in Sections 4(f) and 6.

Response: We have revised the Offering Statement to include the terms from Section 1 of the Subscription Agreement.

The first risk factor in our Offering Statement is entitled “We are an early stage company and have incurred operating losses since inception and we do not know if we will attain profitability,” which discusses the risks associated with early-stage companies as described in Section 4(f) of the Subscription Agreement. We have revised such risk factor to provide additional disclosure to more fully describe the risk inherent in early-stage company investments. We have also made revisions elsewhere in the Offering Statement to make clear that the Company is an early-stage company.

Section 6 of the Subscription Agreement provides that investors in our Series B Preferred Stock would receive rights substantially equivalent to the rights of securities issued by the Company in its next equity financing within 180 days after the date this offering, if such new securities (a) have rights, preferences or privileges that are more favorable than the terms of the Series B Preferred Stock, (b) provide all such future investors other contractual terms such as registration rights. Since this provision is favorable to the investors in our Series B Preferred Stock, we believe a risk factor is not needed to disclose the information contained Section 6 of the Subscription Agreement. However, we have added disclosure describing these additional rights in the section of the Offering Statement entitled “Securities Being Offered.”

7.	Please advise us of the enforceability of Section 7 of the Subscription Agreement regarding review and consultation with counsel.

Response: Investors under the Subscription Agreement are required to represent that they have reviewed and consulted with legal counsel on their waiver of a jury trial. The Company cannot and is not required under any applicable laws to check if such representations are accurate. Section 7 of the Subscription Agreement has been revised to clarify that its applicability is limited to the what is permissible under state and federal law.

U.S. Securities and Exchange Commission

July 11, 2018

Description of Business, page 25

8.	We note your revised disclosure and response to comment 2. Please disclose the basis for your belief that Paula’s Test is the “first combinatorial blood test … that incorporates a machine learning algorithm” and the statement that “no marketed product currently competes with [y]our proposed OneTest multi (pan) cancer test.”

Response: We have revised the Offering Statement accordingly.

Our Commercial Approach, page 29

9.	We note your response to comment 3. Please revise to clarify the significant milestones for commercialization of your tests which are currently in development. For example, it remains unclear what material achievements you must accomplish to make your tests “available at pharmacy chains and walk-in clinics” and “national clinical laboratory testing chains such as LabCorp or Quest Diagnostics.”

Response: We have revised the Offering Statement accordingly.

Financial Statements

Note 7 – Stockholders’ Equity

Preferred Stock

Liquidation Rights, page F-15

10.	Please tell us how you determined that your preferred stock need not be presented in temporary equity given the deemed liquidation provisions, where redemption may be outside of your control. Refer to ASC 480-10-S99-3A.

Response: In determining if preferred equities need be classified as temporary equity, the Company conducted the following analysis.

ASC 480-10-S99 requires preferred stock redeemable for cash or other assets to be classified outside of permanent equity (in the “mezzanine” equity or “temporary” equity section), if it is redeemable:

●	At a fixed or determinable price on a fixed or determinable date

Response: The redemption upon a liquidation event, deemed liquidation event or change in control is for a fixed price but is not based on a fixed or determinable date and thus mezzanine treatment does not apply under such guidance.

●	At the option of the shareholder

Response: The redemption upon a liquidation event is not at the option of the holder and thus mezzanine treatment does not apply under such guidance.

●	Upon the occurrence of an event that is not solely within the control of the reporting entity

Response: Per the guidance of ASC 480-10-399-3A(f) a liquidation event(s) “…which involve the redemption and liquidation of all of an entity's equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268.” Thus, such liquidation event is not considered.

U.S. Securities and Exchange Commission

July 11, 2018

Accordingly, the Company only needs to consider a deemed liquidation event, which as outlined by ASC 480-10-S99-3A(f) “Other transactions are considered deemed liquidation events. For example, the contractual provisions of an equity instrument may require its redemption by the issuer upon the occurrence of a change in-control that does not result in the liquidation or termination of the issuing entity, a delisting of the issuer's securities from an exchange, or the violation of a debt covenant. Deemed liquidation events that require (or permit at the holder's option) the redemption of only one or more particular class of equity instrument for cash or other assets cause those instruments to be subject to ASR 268.”

If the Company cannot control (i.e., cannot prevent) the occurrence of a transaction resulting in a change in control, by using corporate governance provisions under the certificate of incorporation or by invoking state or federal securities law, the deemed liquidation event would not be considered within the Company’s control, and thus the preferred shares would be treated as mezzanine.

However, the General Corporation Law of the State of Delaware requires that the types of transactions that would cause a deemed liquidation to be approved by both the Board of Directors and by the holders of a majority of the outstanding stock. The Preferred Stock shareholders do not make up a majority of the Board of Directors nor do they have voting control as a single class or on an as-converted basis, and thus cannot force redemption through control of both the Board and outstanding shares. Accordingly, the events that would cause a deemed liquidation or Change of Control as defined by the Preferred Stock designations, are believed to be within the control of the reporting entity and thus not subject to mezzanine treatment per the guidance of ASC 480-10-S99. This conclusion is consistent with Examples 5 and 6 of under ASC 480-10-S99-3A which indicates permanent equity classification is appropriate in such instances.

Exhibits

11.	Please file the PHS, MdBio and Abbot Molecular agreements or advise us why you believe they are not required to be filed under Item 17 of Part III.

Response: We have revised the Offering Statement to file the PHS and MdBio agreements as exhibits thereto. We do not believe that the Abbott Molecular agreement is material. As noted in the Offering Statement, total royalty expenses incurred under this agreement were $1,049 and $1,890 for 2017 and 2016, respectively. Furthermore, this agreement is confidential.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Jonathan Cohen
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.